

Mail Stop 7010

May 26, 2006

Via U.S. mail and facsimile

Mr. Robert L. Hulseman
Chief Executive Officer
Solo Cup Company
1700 Old Deerfield Road
Highland Park, IL 60035

   RE: **Solo Cup Company**
      Form 10-K for the Fiscal Year Ended January 1, 2006
      Form 10-Q for the Fiscal Quarter Ended April 2, 2006
      File No. 333-116843

Dear Mr. Hulseman:

   We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 1, 2006

Comment applicable to your overall filing

1. Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your supplemental response. These revisions should be included in your future filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Liquidity and Capital Resources, page 23

2. Please expand your disclosure to clarify whether your asbestos monitoring and removable program will have a material impact on your results of operations or cash flows.

Contractual Obligations, page 28

3. Please revise your table of contractual cash obligations to include estimated interest payments on your debt and estimated payments under interest rate swap agreements. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts. Please refer to note 46 of SEC Release 33-8350.

Other Contingencies, page 28

4. You disclosed that you have entered into agreements with the State of Illinois and the City of Chicago related to the acquisition and development of certain property. You further disclose that you are required to fulfill certain obligations, which if not fulfilled would require you to repay the amounts granted to you. If material, please expand your disclosure to discuss the certain obligations you have under these agreements and the amounts you may be required to repay. Please also disclose whether you have recorded any amounts in your financial statements relating to amounts you expect to repay, including the periods and line items in which these were recorded. Similarly, please include this information in Note 17 to your financial statements.

Financial Statements

Statements of Shareholders' Equity, page 35

5. You disclosed on page 47 that on January 1, 2004, Solo Illinois revoked their subchapter S status and became a subchapter C Corporation. Please tell us whether Solo Illinois had undistributed earnings on the date their subchapter S status was terminated and how the undistributed earnings were reflected in your financial statements for the fiscal year ended December 31, 2004. Refer to SAB Topic 4:B.

Notes to Financial Statements

6. Please tell us whether you recorded any liabilities related to the closure of certain facilities as part of your integration of SF Holdings. If applicable, please provide any disclosures required by SFAS 146.

(2) Summary of Significant Accounting Policies, page 37

(g) Spare Parts, page 39

7. You disclosed that during the fourth quarter of your fiscal year ended January 1, 2006, you recognized a $5.8 million reduction of cost of goods sold as a result of capitalizing spare parts inventory, previously expensed related to your Solo Illinois legacy plants. Please tell us what consideration you gave to the guidance in paragraphs 36 and 37 of APB 20. Please also address in your response any consideration given to the guidance in SAB 99.

(10) Derivative Instruments and Hedging Activities, page 54

8. Please expand your disclosure to include a description of the transactions or other events that will result in the reclassification into earnings of gains and losses that are reported in accumulated other comprehensive income, and the estimated net amount of the existing gains or losses at the reporting date that is expected to be reclassified into earnings within the next 12 months. Refer to paragraph 45(b)(2) of SFAS 133.

(11) Pensions and Other Postretirement Benefits, page 54

9. Please expand your disclosure to discuss the nature and effect of the amendments to each of the plans recorded during the fiscal year ended December 31, 2004.

(15) Stock-Based Compensation, page 61

10. You disclosed that options to purchase shares of your parent's common stock were granted to employees, some of which are conditional upon achieving certain performance targets. You also disclosed that any accounting impact related to your management investment and incentive compensation plan are recorded in your financial statements. These performance-based options appear to be variable options. Please expand your disclosure to discuss how you have recorded compensation expense related to these performance-based options based on the guidance in APB 25. Please include the line items and amounts of any compensation expense recorded for each period presented.

(23) Guarantors, page 69

11. Please revise your disclosure to also include a column including the related information for the parent company, the issuer. Refer to Rule 3-10(i) of Regulation S-X.

Item 9A. Controls and Procedures, page 76

12. Your disclosure states your disclosure controls and procedures "are effective in recording, processing, summarizing and reporting on a timely basis, information required to be disclosed by the Company in the reports that it files under the Exchange Act." This is an incomplete definition of disclosure controls and procedures. Please revise your disclosure to include the complete definition of disclosure controls and procedures as defined by Rule 13a-15(e) of the Exchange Act. Alternatively, you may remove this portion of your disclosure in its entirety, and simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

Form 10-Q for the Fiscal Quarter Ended April 2, 2006

Comments applicable to your overall filing

13. Please address the comments above in your interim filings on Form 10-Q as appropriate.

Notes to Financial Statements

(12) Share-Based Payment, page 12

14. Please expand your disclosure to include the disclosure requirements pursuant to paragraph 84 of SFAS 123(R) for your fiscal quarter ended March 31, 2005.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 20

Liquidity and Capital Resources, page 21

15. Please expand your disclosure to state whether you were in compliance with your debt covenants during the fiscal quarter ended April 2, 2006.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 551-3754 or, in her absence, Scott Watkinson, Staff Accountant, at (202) 551-3741.

Sincerely,

Rufus Decker
Accounting Branch Chief